Exhibit 99.1

Monster Holdings LP
Unaudited Consolidated Financial Statements
As of and for the Year Ended December 31, 2016

Monster Holdings LP
Index
As of and for the Year Ended December 31, 2016
_____________________________________________________________________________________

Monster Holdings LP
Consolidated Balance Sheet
As of December 31, 2016
(USD in thousands, except unit amounts)
(unaudited)
______________________________________________________________________________________________________

December 31, 2016
Assets
Current assets:
Cash	$123,696
Accounts receivable, net	19,244
Prepaid expenses and other current assets	27,234
Total current assets	170,174
Property, equipment and software, net	19,042
Goodwill	349,688
Intangible assets, net	89,892
Other non-current assets	8,928
Total Assets	$637,724
Liabilities and Partners' Capital
Current liabilities:
Convertible debt	$22,769
Accounts payable	32,944
Accrued merchant and supplier payables	260,824
Accrued expenses and other current liabilities	28,932
Total current liabilities	345,469
Convertible debt	16,554
Other non-current liabilities	6,391
Total Liabilities	368,414

Commitments and contingencies (see Note 9)

Partners' Capital
Class A-1 units (12,701,148 units authorized, issued and outstanding at December 31, 2016)	65,000
Class A-2 units (72,000,000 units authorized, issued and outstanding at December 31, 2016)	234,362
Class B units (64,000,000 units authorized, issued and outstanding at December 31, 2016)	—
Class C units (20,321,839 units authorized and 20,030,079 units issued and outstanding at December 31, 2016)	—
Other capital — subsidiary stock option awards	299
Accumulated other comprehensive loss	(32,579)
Total Monster Holdings Partners' Capital	267,082
Noncontrolling interests	2,228
Total Partners' Capital	269,310
Total Liabilities and Partners' Capital	$637,724

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Operations
For the Year Ended December 31, 2016
(USD in thousands)
(unaudited)
______________________________________________________________________________________________________

Year Ended December 31, 2016

Revenue:
Third party and other	$92,486
Direct	123,633
Total revenue	216,119
Cost of revenue:
Third party and other	37,882
Direct	153,463
Total cost of revenue	191,345
Gross profit	24,774
Operating expenses:
Marketing	52,965
Selling, general and administrative	129,701
Gain on business disposition	(1,555)
Total operating expenses	181,111
Loss from operations	(156,337)
Other income, net	2,454
Net loss before provision (benefit) for income taxes	(153,883)
Provision (benefit) for income taxes	—
Net loss	(153,883)
Net loss attributable to noncontrolling interests	84
Net loss attributable to Monster Holdings LP	$(153,799)

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Comprehensive Loss
For the Year Ended December 31, 2016
(USD in thousands)
(unaudited)
_____________________________________________________________________________________

Year Ended
December 31, 2016
Net loss	$(153,883)
Other comprehensive loss:
Foreign currency translation adjustments	(5,188)
Comprehensive loss	(159,071)
Comprehensive loss attributable to noncontrolling interests	84
Comprehensive loss attributable to Monster Holdings LP	$(158,987)

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Changes in Partners' Capital
For the Year Ended December 31, 2016
(USD in thousands, except unit amounts)
(unaudited)
___________________________________________________________________________________________________________________

	Monster Holdings Partners' Capital											Non-controlling Interests	Total Partners' Capital
	Class A-1		Class A-2		Class B		Class C		Other Capital — Subsidiary Stock Option Awards	Accumulated Other Comprehensive Loss	Total Monster Holdings Partners' Capital
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2015	—	$—	72,000,000	$360,000	64,000,000	$21,024	—	$—	$—	$(27,391)	$353,633	$—	$353,633
Net loss	—	—	—	(125,638)	—	(21,855)	—	(6,306)	—	—	(153,799)	(84)	(153,883)
Cash contributions for Class A-1 units	12,701,148	65,000	—	—	—	—	—	—	—	—	65,000	—	65,000
Class C restricted units granted, net of forfeitures	—	—	—	—	—	—	20,030,079	—	—	—	—	—	—
Unit-based and share-based compensation on equity-classified awards	—	—	—	—	—	831	—	6,306	299	—	7,436	—	7,436
Non-controlling interest in a business combination	—	—	—	—	—	—	—	—	—	—	—	2,312	2,312
Foreign currency translation	—	—	—	—	—	—	—	—	—	(5,188)	(5,188)	—	(5,188)
Balance at December 31, 2016	12,701,148	$65,000	72,000,000	$234,362	64,000,000	$—	20,030,079	$—	$299	$(32,579)	$267,082	$2,228	$269,310

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2016
(USD in thousands)
(unaudited)
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Year Ended
December 31, 2016
Operating activities
Net loss	$(153,883)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,568
Unit-based and share-based compensation	7,585
Change in assets and liabilities, net of acquisition:
Restricted cash	8,218
Accounts receivable	2,095
Prepaid expenses and other current assets	11,398
Other non-current assets	(2,252)
Accounts payable	953
Accrued merchant and supplier payables	49,404
Accrued expenses and other current liabilities	8,224
Other, net	(821)
Net cash used in operating activities	(42,511)

Investing activities
Purchases of property and equipment and capitalized software	(15,103)
Acquisition of business, net of acquired cash	(1,893)
Purchase of cost method investment	(1,000)
Net cash used in investing activities	(17,996)

Financing activities
Proceeds from convertible debt	41,032
Contributions from Class A-1 limited partners	65,000
Net cash provided by financing activities	106,032
Effect of exchange rate changes on cash	(3,592)
Net increase in cash	41,933
Cash, beginning of period	81,763
Cash, end of period	$123,696

Non-cash investing activities:
Receivable for non-cash consideration in connection with business disposition	1,551
Issuance of noncontrolling interests in connection with business combination	2,312

The accompanying notes are an integral part of these consolidated financial statements.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Monster Holdings LP (the "Partnership") is a Delaware Limited Partnership that was formed on April 1, 2015 and had no operations until May 27, 2015, when the Partnership acquired from a wholly-owned subsidiary of Groupon Inc. ("Groupon") all of the outstanding equity interests of LivingSocial Korea, Inc. ("LSK"), a Korean corporation and holding company of Ticket Monster Inc. ("Ticket Monster"). On March 22, 2016, LSK was merged into Ticket Monster. That merger of wholly-owned subsidiaries had no impact on the consolidated financial statements.

Ticket Monster is an e-commerce company based in the Republic of Korea that connects merchants to consumers by offering goods and services, generally at a discount. Ticket Monster acts as a marketing agent by selling vouchers that can be redeemed for products or services with third party merchants. Ticket Monster also sells merchandise inventory directly to customers. Customers can access Ticket Monster's deal offerings directly through its website and mobile application and indirectly using search engines. Ticket Monster also sends emails to its subscribers with deal offerings that are targeted by location and personal preferences.

Liquidity Risks

As of December 31, 2016, the Partnership had $123.7 million of cash and a working capital deficit of $175.3 million. In the normal course of business, the Partnership collects cash from credit card payment processors shortly after a sale occurs and remits payments to merchants and suppliers at a later date in accordance with the related contractual payment terms. This working capital cycle is expected to continue for the foreseeable future. For the year ended December 31, 2016, the Partnership incurred $42.5 million of negative cash flows from operations and $15.1 million of capital expenditures. The Partnership believes that its current liquidity resources will be adequate to meet its obligations as they come due for a period of at least one year from March 22, 2017, the date at which the consolidated financial statements were available to be issued. In the event of any unexpected adverse change in its business, the Partnership has the ability and intent to reduce discretionary spending to increase liquidity and also plans to obtain additional equity or debt financing.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of the Partnership and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Partnership's consolidated financial statements were prepared in accordance with U.S. GAAP and include the assets, liabilities, revenue and expenses of all wholly-owned subsidiaries and majority-owned subsidiaries over which the Partnership exercises control and variable interest entities for which the Partnership has determined that it is the primary beneficiary. Outside stockholders' interests in subsidiaries are shown on the consolidated financial statements as "Noncontrolling interests."
Adoption of New Accounting Standards
The Partnership adopted the guidance in Accounting Standards Update ("ASU") 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40) - Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, as of December 31, 2016. This ASU requires management to assess a company's ability to continue as a going concern and to provide related disclosures in certain circumstances. Based on the results of the Partnership's analysis, no additional disclosures were required.
The Partnership adopted the guidance in Accounting Standards Update ("ASU") 2015-17, Balance Sheet Classification of Deferred Taxes, as of December 31, 2016. The guidance requires entities to present all deferred income tax assets and liabilities as non-current on the balance sheet.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenue and expenses, and the related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are utilized for, but not limited to, stock-based compensation, income taxes, valuation of acquired goodwill and intangible assets, investments, customer refunds, contingent liabilities and the useful lives of property, equipment and software and intangible assets. Actual results could differ materially from those estimates.
Accounts Receivable, Net
Accounts receivable primarily represents the net cash due from the Partnership's credit card and other payment processors for cleared transactions. The carrying amount of the Partnership's receivables is reduced by an allowance for doubtful accounts that reflects management's best estimate of amounts that will not be collected. The allowance is based on historical loss experience and any specific risks identified in collection matters. Accounts receivable are charged off against the allowance for doubtful accounts when it is determined that the receivable is uncollectible.
Inventories
Inventories, consisting of merchandise purchased for resale, are accounted for using the weighted average cost method of accounting and are valued at the lower of cost or market value. The Partnership writes down its inventory to the lower of cost or market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Partnership, additional inventory write-downs may be required. Once established, the original cost of the inventory less the related inventory write-down represents a new cost basis.
Restricted Cash
Restricted cash primarily represents amounts that the Partnership is unable to access for operational purposes pursuant to contractual arrangements with certain financial institutions. The Partnership had $8.1 million of restricted cash recorded within "Prepaid expenses and other current assets" as of December 31, 2016.
Property and Equipment
Property and equipment are stated at cost. Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the assets. Generally, the useful lives are three years for computer equipment, office furniture and equipment, software and the shorter of the term of the lease or the asset's useful life for leasehold improvements.
Internal-Use Software
The Partnership incurs costs related to internal-use software and website development, including purchased software and internally-developed software. Costs incurred in the planning and evaluation stage of internally-developed software and website development are expensed as incurred. Costs incurred and accumulated during the application development stage are capitalized and included within "Property, equipment and software, net" on the consolidated balance sheet. Amortization of internal-use software is recorded on a straight-line basis over the estimated useful lives of three years.
Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require that a long-lived asset or asset group be tested for possible impairment, the Partnership first compares the undiscounted cash flows expected to be generated by that long-lived asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

Goodwill
Goodwill is allocated to the Partnership's sole reporting unit at the date the goodwill is initially recorded. The Partnership evaluates goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. The Partnership has the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Partnership determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the two-step goodwill impairment test is not required to be performed. If the Partnership determines that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, or if the Partnership does not elect the option to perform an initial qualitative assessment, the Partnership performs the two-step goodwill impairment test. In the first step, the fair value of the reporting unit is compared to its book value including goodwill. If the fair value of the reporting unit is in excess of its book value, the related goodwill is not impaired and no further analysis is necessary. If the fair value of the reporting unit is less than its book value, there is an indication of potential impairment and a second step is performed. When required, the second step of testing involves calculating the implied fair value of goodwill for the reporting unit. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit determined in step one over the fair value of its net assets, including identifiable intangible assets, as if the reporting unit had been acquired. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.
Investments
Investments in nonmarketable equity shares with no redemption provisions that are not common stock or in-substance common stock or for which the Partnership does not have the ability to exercise significant influence are accounted for using the cost method of accounting and are classified within "Other non-current assets" on the consolidated balance sheet. Under the cost method of accounting, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, certain distributions and additional investments.
Income Taxes
For U.S. Federal income tax purposes, the Partnership is a pass-through entity and all applicable U.S. income taxes are the responsibility of the partners. However, its subsidiaries are subject to income taxes in the Republic of Korea. The Partnership accounts for income taxes of its Korean subsidiaries using the asset and liability method, under which deferred income tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The Partnership regularly reviews deferred tax assets to assess whether it is more-likely-than-not that the deferred tax assets will be realized and, if necessary, establishes a valuation allowance for portions of such assets to reduce the carrying value.
For purposes of assessing whether it is more-likely-than-not that deferred tax assets will be realized, the Partnership considers the following four sources of taxable income for each tax jurisdiction: (a) future reversals of existing taxable temporary differences, (b) projected future earnings, (c) taxable income in carryback years, to the extent that carrybacks are permitted under the tax laws of the applicable jurisdiction, and (d) tax planning strategies, which represent prudent and feasible actions that a company ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused. To the extent that evidence about one or more of these sources of taxable income is sufficient to support a conclusion that a valuation allowance is not necessary, other sources need not be considered. Otherwise, evidence about each of the sources of taxable income is considered in arriving at a conclusion about the need for and amount of a valuation allowance. See Note 12, Income Taxes, for further information about the Partnership's valuation allowance assessments.

The Partnership accounts for uncertainty in income taxes by recognizing the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not criteria, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Leases

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

The Partnership classifies leases at their inception as either operating or capital leases and may receive renewal or expansion options, rent holidays, and leasehold improvement or other incentives on certain lease agreements. The Partnership recognizes operating lease costs on a straight-line basis, taking into account adjustments for free or escalating rental payments and deferred payment terms. Additionally, lease incentives are accounted for as a reduction of lease costs over the lease term. Rent expense associated with operating lease obligations is primarily classified within "Selling, general and administrative expenses" on the consolidated statement of operations.
Revenue Recognition
The Partnership recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collection is reasonably assured.
Third-party revenue
The Partnership generates third-party revenue from transactions in which it acts as a marketing agent, primarily by selling vouchers through its online local commerce marketplaces that can be redeemed for goods or services with third-party merchants.
Third-party revenue is reported on a net basis as the purchase price received from the customer for the voucher less the portion of the purchase price that is payable to the featured merchant. Revenue is presented on a net basis because the Partnership is acting as a marketing agent of the merchant in those transactions.

Third-party revenue is recognized when the customer purchases a voucher, the voucher has been electronically delivered to the purchaser and a listing of vouchers sold has been made available to the merchant. At that time, the Partnership's obligations to the merchant, for which it is serving as a marketing agent, are substantially complete. The Partnership's remaining obligations, which are limited to remitting payment to the merchant and continuing to make available on its website information about vouchers sold that was previously provided to the merchant, are inconsequential and perfunctory administrative activities.

For merchant payment arrangements that are structured under a redemption model, merchants are not paid until the customer redeems the voucher that has been purchased. If a customer does not redeem the voucher under this payment model, the Partnership retains all of the gross billings. The Partnership recognizes incremental revenue from unredeemed vouchers and derecognizes the related accrued merchant payable when its legal obligation to the merchant expires, which the Partnership believes is shortly after deal expiration.

Direct revenue

The Partnership generates direct revenue from selling merchandise inventory in transactions for which it is the merchant of record.

Direct revenue is reported on a gross basis as the purchase price received from the customer. The Partnership is the primary obligor in those transactions, is subject to general inventory risk and has latitude in establishing prices. Direct revenue, including associated shipping revenue, is recognized when title passes to the customer upon delivery of the product.

For merchandise inventory transactions in which the Partnership acts as a marketing agent of a third-party merchant, revenue is recorded on a net basis and is presented within third-party revenue. The Partnership is generally not responsible for fulfillment on third party revenue transactions involving merchandise inventory and revenue is recognized when the Partnership's obligations to the merchant, for which it is serving as a marketing agent, are substantially complete.

Other revenue
The Partnership's other revenues are derived primarily from advertising arrangements with third parties. Revenue from advertising sales is recognized as advertising services are provided to the Partnership's customers.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

Refunds

At the time revenue is recorded, the Partnership records an accrual for estimated refunds primarily based on the Partnership's historical experience with refunds. Refunds are recorded as a reduction of revenue. The Partnership accrues costs associated with refunds within "Accrued expenses and other current liabilities" on the consolidated balance sheet. The Partnership assesses the trends that could affect its estimates on an ongoing basis and makes adjustments to the refund reserve calculations if it appears that changes in circumstances, including changes to the Partnership's refund policies, may cause future refunds to differ from its original estimates. If actual results are not consistent with the estimates or assumptions stated above, the Partnership may need to change its future estimates, and the effects could be material to the consolidated financial statements.

Discounts
The Partnership provides discount offers to encourage purchases of goods and services through its marketplaces. The Partnership records discounts as a reduction of revenue.
Value-added and related taxes
Value-added and related taxes that are imposed on specific revenue-generating transactions are presented on a net basis and excluded from revenue.

Cost of revenue

Cost of revenue is comprised of direct and certain indirect costs incurred to generate revenue. For direct revenue transactions, cost of revenue includes the cost of inventory, shipping and fulfillment costs and inventory markdowns. Fulfillment costs are comprised of third party logistics provider costs, as well as rent, depreciation, personnel costs and other costs of operating the Partnership's fulfillment center. Other costs incurred to generate revenue, which include credit card processing fees, editorial costs, compensation expense for technology support personnel who are responsible for maintaining the infrastructure of the Partnership's websites, web hosting and other processing fees, are attributed to cost of third-party revenue, direct revenue and other revenue in proportion to gross billings during the period.

Customer Credits

The Partnership issues credits to its customers that can be applied against future purchases through its online local marketplaces for certain qualifying acts, such as referring new customers. The Partnership has recorded its customer credit obligations within "Accrued expenses and other current liabilities" on the consolidated balance sheet (see Note 7, Supplemental Consolidated Balance Sheet Information). Customer credit obligations incurred for new customer referrals or other qualifying acts are expensed as incurred and are classified within "Marketing" on the consolidated statement of operations.

Unit-Based and Share-Based Compensation
The Partnership measures unit-based and share-based compensation cost at fair value, net of estimated forfeitures. Expense is recognized on a straight-line basis over the service period during which awards are expected to vest, except for awards with both performance conditions and a graded vesting schedule, which are recognized using the accelerated method.
Foreign Currency
Balance sheet accounts of the Partnership's operations outside of the U.S. are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenue and expenses are translated at average exchange rates during the period. Foreign currency translation adjustments are included within "Accumulated other comprehensive loss" on the consolidated balance sheet. Foreign currency gains and losses resulting from transactions which are denominated in currencies other than the entity's functional currency are included within "Other income, net" on the consolidated statement of operations. The net gains associated with foreign currency transactions were $1.9 million for the year ended December 31, 2016.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

Fair Value Measurements

The Partnership's financial assets and liabilities include restricted cash, prepaid expenses and other current assets, accounts receivable, accounts payable, accrued merchant and supplier payables, accrued expenses and other current liabilities. The carrying values of those assets and liabilities approximate their fair values due to their short-term nature.
The Partnership had no non-recurring fair value measurements after initial recognition and no recurring fair value measurements for the year ended December 31, 2016.
Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers. This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Partnership is still assessing the impact of ASU 2014-09 on its consolidated financial statements.
In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330) - Simplifying the Measurement of Inventory. This ASU requires inventory to be measured at the lower of cost or net realizable value, rather than the lower of cost or market. The ASU is effective for annual reporting periods beginning after December 15, 2016 and interim periods within those annual periods. While the Partnership is still assessing the impact of ASU 2015-11, it does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments (Topic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires equity securities to be measured at fair value with changes in fair value recognized through net income and will eliminate the cost method for equity securities without readily determinable fair values. The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The impact of the ASU on the Partnership's cost method investment will depend on changes in its fair value in periods after the adoption date. While the Partnership is still assessing the impact of ASU 2016-01, it does not expect that the adoption of this guidance will otherwise have a material impact on its consolidated financial statements.
In March 2016, the FASB issued ASU 2016-09,  Compensation - Stock Compensation (Topic 718) - Improvements to Employee Share-Based Payment Accounting. Under this ASU, entities are permitted to make an accounting policy election to either estimate forfeitures on share-based payment awards, as previously required, or to recognize forfeitures as they occur. The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. While the Partnership is still assessing the impact of ASU 2016-09, it does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU will require lessees to recognize assets and liabilities arising from leases, including operating leases, to be recognized on the balance sheet. The ASU is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those annual periods. The Partnership is still assessing the impact of adoption on its consolidated financial statements. See Note 9, Commitments and Contingencies, for information about the Partnership's lease commitments.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires that companies include amounts generally described as restricted cash and restricted cash equivalents, along with cash and cash equivalents, when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows.  The ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those annual periods. The Partnership had $8.1 million of restricted cash as of December 31, 2016.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350) - Simplifying the Test for Goodwill Impairment. This ASU eliminates Step 2 of the goodwill impairment test and requires a goodwill impairment to be measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

its goodwill. The ASU is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019.  While the Partnership is still assessing the impact of ASU 2017-04, it does not believe that the adoption of this guidance will have a material impact on its consolidated financial statements.

There are no other accounting standards that have been issued but not yet adopted that the Partnership believes could have a material impact on its consolidated financial position or results of operations.

3.    INVESTMENTS
On June 15, 2016, the Partnership acquired an 8% minority investment in the preferred stock of a nonpublic e-commerce company for $1.0 million. The preferred stock is accounted for as a cost method investment and its fair value approximates carrying value as of December 31, 2016. The Partnership has classified the fair value measurement of this cost method investment as a Level 3 measurement within the fair value hierarchy because it involves significant unobservable inputs.
On December 23, 2016, the Partnership sold its digital loyalty program business ("TmonPlus") in exchange for convertible redeemable preferred shares in the acquirer, a nonpublic e-commerce company. The Company recognized a pretax gain on the disposition of $1.6 million, which represents the excess of the $1.6 million fair value of the investment acquired over the $0.0 million net book value of TmonPlus upon the closing of the transaction. The convertible redeemable preferred shares were received on January 13, 2017 and the fair value of the receivable for those shares approximates its carrying value as of December 31, 2016. The convertible redeemable preferred shares will be accounted for as available-for-sale securities. The Partnership did not receive any cash proceeds in connection with the transaction.

4.    BUSINESS COMBINATION
On September 1, 2016, the Partnership acquired 59.56% of the outstanding equity interests of T Port Inc. ("T-Port"), an e-commerce company based in the Republic of Korea that features travel offers at both discounted and market rates, including hotels, airfare and package deals covering both domestic and international travel. The primary purpose of this acquisition was to enhance the Partnership’s technology capabilities and grow its customer base.
The results of the acquired business are included in the consolidated financial statements beginning on the acquisition date. The fair value of consideration transferred in the business combination has been allocated to the tangible and intangible assets acquired and liabilities assumed at the acquisition date, with the remaining unallocated amount recorded as goodwill. The allocation of the acquisition price has been prepared on a preliminary basis, and changes to those allocations may occur as a result of final working capital adjustments and tax return filings. Acquired goodwill represents the premium the Partnership paid over the fair value of the net tangible and intangible assets acquired. The Partnership paid this premium for a number of reasons, including acquiring an assembled workforce and enhancing technology capabilities. The goodwill from the business combination is not deductible for tax purposes.
The aggregate acquisition-date fair value of the consideration transferred for the T-Port acquisition was as follows (in thousands):

Cash	$3,585
Noncontrolling interests	2,312
Total acquisition consideration	$5,897

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

The following table summarizes the allocation of the acquisition price of T-Port (in thousands):

Cash	$1,692
Net working capital deficit	(45)
Goodwill	3,967
Intangible assets: (1)
Customer relationships	29
Developed technology	254
Total acquisition consideration	$5,897

(1)	The estimated useful lives of the acquired intangible assets are 3 years for customer relationships and developed technology.

Pro forma results of operations for the T-Port acquisition are not presented because the pro forma effect of the acquisition is not material to the Partnership's consolidated results for the year ended December 31, 2016.

5.    PROPERTY, EQUIPMENT AND SOFTWARE, NET

(in thousands)	December 31,
2016
Purchased software	$5,094
Office furniture and equipment	8,074
Internally-developed software	11,597
Leasehold improvements	1,161
Construction in progress	743
Total property, equipment and software, gross	26,669
Less: Accumulated depreciation and amortization	(7,627)
Total property, equipment and software, net	$19,042
Depreciation and amortization expense on property, equipment and software for the year ended December 31, 2016 was $6.9 million, which includes $2.2 million of internally-developed software amortization, and is primarily included within "Selling, general and administrative expenses" on the consolidated statement of operations.
6.    GOODWILL AND INTANGIBLE ASSETS
Goodwill
The following table summarizes the Partnership's goodwill activity for the year ended December 31, 2016:

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

(in thousands)
Balance as of December 31, 2015	$355,101
Goodwill related to acquisition	3,967
Foreign currency translation	(9,380)
Balance as of December 31, 2016	$349,688
The Partnership evaluates goodwill for impairment annually on December 31 or more frequently when an event occurs or circumstances change that indicates the carrying value may not be recoverable. No goodwill impairments were recognized for the year ended December 31, 2016.
Intangible Assets
The carrying amounts of definite lived intangible assets consist of the following:

(in thousands)	December 31, 2016

	Gross	Accumulated	Net
	Carrying Value	Amortization	Carrying Value
Customer relationships	$53,409	$(12,184)	$41,225
Merchant relationships	21,601	(11,501)	10,100
Developed technology	1,145	(753)	392
Trade name	44,013	(5,838)	38,175
Total intangible assets	$120,168	$(30,276)	$89,892
Amortization of intangible assets is computed using the straight-line method over their estimated useful lives, which range from 2 to 12 years. Amortization expense related to intangible assets was approximately $19.7 million for the year ended December 31, 2016. The weighted average remaining amortization period of intangible assets is 7 years as of December 31, 2016. As of December 31, 2016, the Partnership's estimated future amortization expense related to intangible assets is as follows:

(in thousands)
Years Ended December 31,	Amount
2017	$18,901
2018	14,268
2019	11,339
2020	11,281
2021	11,281
Thereafter	22,822
Total	$89,892
7.    SUPPLEMENTAL CONSOLIDATED BALANCE SHEET INFORMATION
The following summarizes the Partnership's prepaid expenses and other current assets as of December 31, 2016:

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

(in thousands)	December 31,
2016
Finished goods inventories	$13,709
Prepaid expenses	5,474
Restricted cash	8,051
Total prepaid expenses and other current assets	$27,234
The following summarizes the Partnership's accrued expenses and other current liabilities as of December 31, 2016:

(in thousands)	December 31,
2016
Refunds	$684
Customer credits	4,935
Accrued compensation and benefits	11,287
Deferred revenue	2,671
Value-added tax payable	1,793
Other	7,562
Total accrued expenses and other current liabilities	$28,932
8.    FINANCING ARRANGEMENTS
Credit Facility
The Partnership has a revolving credit facility (the "credit facility") that provides for aggregate principal borrowings of $8.3 million. The credit facility expires on July 13, 2017. Borrowings under the credit facility bear interest at the Certificate of Deposit Rate for the Republic of Korea plus 3.30%. As of December 31, 2016, the Partnership had no borrowings outstanding under the credit facility.
Convertible Debt
The Partnership’s subsidiary, Ticket Monster, issued $41.0 million of convertible debt to a third-party investor on April 8, 2016. On January 2, 2017, $22.8 million of the convertible debt was repaid. The remaining outstanding debt was converted into 9,712 shares of Ticket Monster convertible preferred stock on January 11, 2017.

9.    COMMITMENTS AND CONTINGENCIES
Operating Leases
The Partnership has entered into various non-cancelable operating lease agreements, primarily covering certain of its offices in the Republic of Korea, with lease expirations between 2017 and 2018. Rent expense under these operating leases was $4.9 million for the year ended December 31, 2016. Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Partnership recognizes rent expense under such arrangements on a straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent has been recorded as deferred rent.
As of December 31, 2016, future payments under non-cancelable operating leases (including rent escalation clauses but excluding a proportionate share of operating expenses) were as follows:

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

(in thousands)
Years Ended December 31,	Operating Leases
2017	$3,377
2018	4
Thereafter	—
Total	$3,381
Contingencies
The Partnership recognizes accrued liabilities for loss contingencies when the loss is determined to be both probable and estimable. Such accruals represent the Partnership’s best estimate of probable losses and, in some cases, there may be an exposure to loss in excess of the amounts accrued. The Partnership believes that the amount of reasonably possible losses in excess of the amounts accrued for loss contingencies as of December 31, 2016 would not have a material adverse effect on its business, financial position, results of operations or cash flows.
The Partnership has provided customary indemnifications to its unit holders and their affiliates for claims that may arise in connection with their involvement with the Partnership. The indemnifications do not limit the maximum potential future payments that can be made and it is not possible to determine an estimate of those maximum potential future payments due to the absence of historical claim experience.
10.    PARTNERS' CAPITAL
In 2016, the Partnership granted 20,841,290 Class C restricted units to employees of Ticket Monster. Those Class C restricted units had a total grant date fair value of $24.4 million, are subject to time-based vesting conditions and, for a portion of the Class C units, a performance-based vesting condition. On December 15, 2016, the Partnership received a $65.0 million capital contribution from certain of its existing Class A unit holders and another investor in exchange for 12,701,148 Class A-1 units of the Partnership. In connection with this transaction, the outstanding Class A units were redesignated as Class A-2 units, which continue to have the same rights and privileges as the former Class A units.
Under the terms of the Partnership's amended and restated agreement of limited partnership, its general partner, Monster Holdings GP LLC, established a Board of Directors (the "Board") and irrevocably assigned the rights to carry out any and all of the objectives and purposes of the Partnership to the Board. The general partner is not entitled to receive any distributions. As of December 31, 2016, holders of Class A-1 units of the Partnership were entitled to a $65.0 million liquidation preference, which must be paid prior to any distributions to the holders of Class A-2, Class B and Class C units. Distributions in excess of $65.0 million and up to $551.0 million would be paid to holders of Class A-2 units. Distributions in excess of $551.0 million and up to $745.0 million would be paid to holders of Class B units. Distributions in excess of $745.0 million and up to $768.0 million would be paid to holders of Class C units. Unit holders would be entitled to share in distributions between $768.0 million and $1,273.0 million in accordance with the terms of the Partnership's distribution waterfall, and distributions in excess of $1,273.0 million would be made pro rata to all unit holders based on their respective ownership interests. See Note 14, Subsequent Events, for information about about a February 2017 recapitalization transaction and its impact on the liquidation preferences of the respective Partnership units. Due to the Class A-1 unit liquidation preference, the Partnership's net loss for the year ended December 31, 2016 has been allocated to the Class A-2, Class B and Class C units in the accompanying consolidated statement of changes in partners' capital. Holders of Class A-1, Class A-2 and Class B units are entitled to one vote per unit and vote together as a single class. Holders of Class C units are not entitled to any voting rights.
11.    COMPENSATION ARRANGEMENTS
For the year ended December 31, 2016, the Partnership incurred unit-based and share-based compensation expense of $7.6 million.
Class C Restricted Units

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

In 2016, the Partnership granted 20,841,290 Class C restricted units to employees of Ticket Monster to compensate them for future service. Those Class C restricted units had a total grant date fair value of approximately $24.4 million, are subject to time-based vesting conditions and, for a portion of the Class C units, a performance-based vesting condition.

	Restricted Units	Weighted- Average Grant Date Fair Value (per share)
Unvested at December 31, 2015	—	$—
Granted	20,841,290	$1.17
Vested	(3,994,319)	$1.17
Forfeited	(811,211)	$1.17
Unvested at December 31, 2016	16,035,760	$1.17

The table above includes 4,038,938 awards with performance conditions. The vesting of those awards into Class C units is contingent on the occurrence of a qualifying liquidity event and continued employment with the Partnership. For the year ended December 31, 2016, the Partnership did not recognize any unit-based compensation expense related to the awards with performance conditions as it was not considered probable that the conditions would be met.

Subsidiary Stock Options

The Partnership's subsidiary, Ticket Monster, granted 12,547 stock options to its employees during 2016. Those stock options had a total grant date fair value of approximately $6.2 million, are subject to time-based vesting conditions and a performance-based vesting condition. The exercise price of the stock options is equal to the fair value of the underlying stock on the date of grant. The contractual term for the stock options expires ten years from the grant date. The stock options generally vest over a two-, three- or four-year period, with 50% of the awards vesting after two year and the remainder of the awards vesting on a monthly or quarterly basis thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Expected volatility is based on historical volatilities for publicly-traded shares of comparable companies over the estimated expected life of the stock options. The expected term represents the period of time the stock options are expected to be outstanding. The risk-free interest rate is based the yield on U.S. Treasury bonds with maturities similar to the estimated expected life of the stock options. The weighted average assumptions for stock options granted during the year ended December 31, 2016 are outlined in the following table:

2016
Dividend yield	—%
Risk-free interest rate	1.01%
Expected term (in years)	4
Expected volatility	60%

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2016 was $491.31 per share.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

The table below summarizes the stock option activity for the year ended December 31, 2016:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands) (1)
Outstanding at December 31, 2015	—	$—
Granted	12,547	$1,973	3.11	$—
Exercised	—	$—
Forfeited	—	$—
Outstanding at December 31, 2016	12,547	$1,973	3.11	$—

(1)
The aggregate intrinsic value of options outstanding and exercisable represents the total pretax intrinsic value (the difference between the fair value of the Ticket Monster stock on the last day of each period and the exercise price, multiplied by the number of options where the fair value exceeds the exercise price) that would have been received by the option holders had all option holders exercised their options as of December 31, 2016.

Groupon Restricted Stock Units
Certain Ticket Monster employees continue to vest in share-based awards granted by Groupon as a result of their employment with Ticket Monster. Those restricted stock units are remeasured to fair value each reporting period. The Partnership has recorded $0.8 million of compensation expense from those awards for the year ended December 31, 2016, which is included within "Selling, general and administrative expenses" on the consolidated statement of operations and within "Unit-based and share-based compensation" on the consolidated statement of cash flows. As of December 31, 2016, 139,852 Groupon restricted stock units are outstanding, which will result in approximately $0.3 million of future compensation expense based on the fair value of the unvested awards at that date and is expected to be recognized over a remaining weighted-average period of 0.8 years.
12.    INCOME TAXES
Domestic and foreign components of loss from operations before income taxes are presented below:

(in thousands)	Year Ended December 31, 2016

Earnings before income taxes - U.S.	$—
Loss before income taxes - Korea	(153,883)
Total loss before income taxes	$(153,883)
For U.S. Federal income tax purposes, the Partnership is a pass-through entity and all applicable U.S. income taxes are the responsibility of the partners. However, its subsidiaries are subject to income taxes in the Republic of Korea. The provision for income taxes in the Republic of Korea consists of the following:

(in thousands)	Year Ended December 31, 2016

Current income tax provision (benefit)	$—
Deferred income tax provision (benefit)	—
Total provision (benefit) for income taxes	$—

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

The items accounting for differences between the income tax provision or benefit computed at the applicable Korean statutory rate of 11% and the provision for income taxes for the year ended December 31, 2016 are as follows:

(in thousands)	Year Ended December 30, 2016

Income tax benefit at statutory rate	$(16,927)
Change in valuation allowance	15,593
Unit-based and share-based compensation	799
Other	535
Total provision (benefit) for income taxes	$—
Deferred income tax assets and liabilities of the Partnership's Korean subsidiaries, which include net operating losses generated prior to the Partnership's acquisition of those subsidiaries, consisted of the following:

(in thousands)	December 31,
2016
Deferred tax assets:
Accrued expenses and other liabilities	$4,047
Net operating loss and tax credit carryforwards	40,490
Property, equipment and software, net	163
Total deferred tax assets	44,700
Less valuation allowances	(34,738)
Deferred tax assets, net of valuation allowance	9,962
Deferred tax liabilities:
Intangible assets, net	9,885
Other	77
Deferred tax liabilities	9,962
Net deferred tax asset (liability)	$—
Significant judgment is required in determining the provision for income taxes and recording the related income tax assets and liabilities. The Partnership recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not criterion, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.
The Partnership has recognized valuation allowances to reduce its deferred tax assets to amounts that are realizable through future reversals of existing taxable temporary differences.
The Partnership is subject to income tax audits in all jurisdictions for which it files tax returns. Tax audits by their very nature are often complex and can require several years to complete. Neither the Partnership nor any of its subsidiaries is currently under audit in any jurisdiction. The years 2014 to 2016 remain open for examination by the tax authorities in the Republic of Korea. There are no uncertain tax positions recorded at December 31, 2016 and there were no interest or penalties recognized related to uncertain tax positions for the year ended December 31, 2016.
As of December 31, 2016, the Partnership's Korean subsidiaries had $368.1 million of net operating loss carryforwards, which begin expiring in 2021.

Monster Holdings LP
Notes to Consolidated Financial Statements
As of and for the Year Ended December 31, 2016
(unaudited)
____________________________________________________________________________________

13.    RELATED PARTY TRANSACTIONS
The Partnership has entered into an arrangement to receive advisory services from two affiliated companies of its investors, Kohlberg, Kravis Roberts & Co. L.P. and Anchor Equity Partners (Asia) Limited. Under that arrangement, which is cancelable only with the consent of the counterparties, the Partnership will incur advisory costs of approximately $1.5 million per year. The Partnership incurred $1.6 million of advisory costs under this arrangement for the year ended December 31, 2016, which are included within "Selling, general and administrative" in the accompanying consolidated statement of operations. There were $0.6 million of amounts due to the counterparties under this arrangement as of December 31, 2016, which are included within "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheet.
14.    SUBSEQUENT EVENT
In February 2017, the Partnership undertook a recapitalization transaction whereby Groupon exchanged all 61,484,539 of its Class B units for 16,609,195 newly issued Class A-1 units. The Class B units previously held by Groupon were then distributed from the Partnership to the Class A-1 unit holders, Class A-2 unit holders and the remaining Class B unit holders. Following that recapitalization transaction, the Class A-1 units are entitled to a $150.0 million liquidation preference, which must be paid prior to any distributions to the holders of the Class A-2, Class B and Class C units. Distributions in excess of $150.0 million and up to $636.0 million are payable to holders of Class A-2 units. Distributions in excess of $636.0 million and up to $830.0 million are payable to holders of Class B units. Distributions in excess of $830.0 million and up to $853.0 million are payable to holders of Class C units. Unit holders are entitled to share in distributions between $853.0 million and $1,494.0 million in accordance with the terms of the Partnership's distribution waterfall, and distributions in excess of $1,494.0 million are made pro rata to all unit holders based on their respective ownership interests.

The Partnership has evaluated subsequent events from the balance sheet date through March 22, 2017, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items to disclose.